UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: November 23, 2011
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     On November 23, 2011, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that it had received a fourth favorable arbitration award against TMT Bulk Corp (“TMT”) for $1,757,015.04 plus interest. The total amount awarded to date, under the four arbitration awards, is approximately $7,000,000 plus interest. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated November 23, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2011

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer